Notification of Availability of Investor Materials

Dear Investor:

Please find attached your form of voting instruction form for the Annual and Special Meeting of shareholders of Energy Fuels Inc. (the “Corporation”) to be held at the offices of Borden Ladner Gervais LLP, 48th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario Canada M5H 3Y4 on Tuesday, June 16, 2015 at 10:00 am (Toronto time) (the “Meeting”).The following matters will be reviewed and voted upon at this meeting:

  Election of directors, as detailed on page 3 of the management information circular of the Corporation dated May 6, 2015 (the “Management Information Circular”)

  Appointment of auditors, as detailed on page 9 of the Management Information Circular

  Ratifying the extension of the Shareholder Rights Plan of the Corporation, as detailed on page 9 of the Management Information Circular

  Ratifying the 2015 Omnibus Equity Incentive Compensation Plan of the Corporation and the awards previously granted under such plan, as detailed on page 14 of the Management Information Circular

  Other business as may be properly brought before the meeting

Under recent changes to Canadian securities rules, Canadian companies are no longer required to distribute physical copies of certain annual meeting related materials such as management information circulars and annual financial statements to their investors. Instead, they may post electronic versions of such material on a website for investor review. This process, known as “notice-and-access”, directly benefits the Corporation through a substantial reduction in both postage and material costs and also helps the environment through a decrease in paper documents that are ultimately discarded.

Electronic copies of investor materials related to the Meeting, including the Management Information Circular, may therefore be found at and downloaded from www.meetingdocuments.com/cst/EFR or from the Corporation’s web page on Sedar at www.sedar.com . Investors are reminded to review the Management Information Circular before voting at the Meeting.

You have a number of options to vote your proxy:

  Fax your signed proxy to 1-866-781-3111

  Return your signed proxy by mail using the enclosed business reply envelope

  Scan and send your signed proxy to proxy@canstockta.com.

However you choose to vote, we must receive your vote by no later than 5:00 pm (Toronto time) on June 12, 2015, or if the Meeting is adjourned, no later than 10:00 am. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned. We also strongly encourage you to first review the matters under discussion for the meeting as described in the Management Information Circular at www.meetingdocuments.com/cst/EFR.

Should you wish to receive paper copies of investor materials related to the Meeting, or have any questions, please contact us at 1-888-433-6443 or fulfilment@canstockta.com prior to June 2, 2015 and we will send them within three business days, giving you sufficient time to vote your proxy. Following the Meeting, the documents will remain available at the website listed above for a period of one year.